UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

(Amendment No. 1)

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2023

Commission File Number: 001-39633

Abcam plc

(Translation of registrant’s name into English)

Discovery Drive

Cambridge Biomedical Campus

Cambridge, CB2 0AX

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

EXPLANATORY NOTE

This Amendment No. 1 (the “Amendment”) to the Report on Form 6-K originally furnished by Abcam plc (the “Company”) with the Securities and Exchange Commission on June 26, 2023 (the “Original 6-K”) is being filed solely to (i) correct references to the issuance of a press release related to the mailing of a letter to the Company’s shareholders and (ii) furnish a corrected version of Exhibit 99.2. This Amendment amends and restates the disclosures under the heading “Information Contained in this Report on Form 6-K” in the Original 6-K.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On June 26, 2023, Abcam plc (the “Company”) issued a press release providing guidance for its 2024 financial year (the “Announcement”) and commenced the mailing of a letter to its shareholders in connection with the general meeting of the Company to be held on July 12, 2023 (the “Shareholder Letter”). Copies of the Announcement and the Shareholder Letter are furnished herewith as Exhibit 99.1 and Exhibit 99.2, respectively, to this Report on Form 6-K.

Exhibit No.	Description

99.1	Announcement regarding FY2024 Guidance dated June 26, 2023

99.2	Shareholder letter dated June 26, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABCAM PLC

Date: June 27, 2023	By:	/s/ Alan Hirzel
		Name:	Alan Hirzel
		Title:	Chief Executive Officer